# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C.  20549

# FORM 8-K
# CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 11, 2010

# NTS MORTGAGE INCOME FUND

(Exact name of registrant as specified in its charter)

| **Delaware** | **0-18550** | **61-1146077** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission file number) | (IRS Employer Identification No.) |

**10172 Linn Station Road**
**Louisville, Kentucky 40223**
(Address of principal executive offices)

**(502) 426-4800**
(Registrant's telephone number, including area code)

**N/A**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.  Other Events.**

       As reported in its periodic filings, NTS Mortgage Income Fund, through its wholly-owned subsidiary, NTS/Virginia Development Company (collectively, the "Company"), owns Fawn Lake Country Club located in Spotsylvania, Virginia (the "Country Club").  The assets of the Country Club consist of approximately 188 acres of land, which includes an 18-hole Arnold Palmer-designed golf  course, the Country Club's clubhouse, the clubhouse swimming pool and tennis courts, a Pro Shop, a maintenance building and furniture, fixtures and equipment. The Company understands that, during February 2010, the Board of Directors (the "Board") of the Fawn Lake Community Association, Inc. (the "Association") appointed several of the Association's members to the Fawn Lake Country Club Acquisition Committee (the "Committee").  The Board authorized the Committee to conduct informational meetings with the Association's members in connection with the potential acquisition of Fawn Lake Country Club and its assets (the "Country Club").  Subject to the Board's final approval, the Committee has been authorized to retain consultants as necessary to assist them in their efforts.  Although the Company is currently engaged in negotiations with the Association regarding the sale of the Country Club, there can be no assurance that the Company will succeed in selling the Country Club to the Association or any other party in exchange for a price that is reasonably acceptable to the Company.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**NTS MORTGAGE INCOME FUND**,
a Delaware corporation

By:



Name:   Gregory A. Wells
Title:    Secretary/Treasurer/Chief Financial Officer
Date:   March 11, 2010